UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 16 2006

Commission File Number 001-32295

ADHEREX TECHNOLOGIES INC.

(Translation of registrant’s name into English)

4620 Creekstone Drive, Suite 200

Durham, North Carolina 27703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -            .

Adherex Technologies Inc.

Form 6-K

On May 15, 2006, the Company issued a press release announcing its financial results for the first quarter ended March 31, 2006 and issued its interim financial statements for the quarter, as well as the related Management’s Discussion and Analysis and CEO/CFO certifications. These materials are furnished as Exhibits 99.1-99.5 hereto and are incorporated herein by reference.

The information in this Form 6-K (including the exhibits attached hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADHEREX TECHNOLOGIES INC.
(Registrant)

Date May 16, 2006	By:	/s/ James A. Klein Jr.
James A. Klein, Jr.
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	The Registrant’s Press Release dated May 15, 2006

99.2	The Registrant’s Financial Statements for the First Quarter Ended March 31, 2006

99.3	Management’s Discussion and Analysis for the First Quarter Ended March 31, 2006

99.4	Certification of Interim Filings Period by Chief Executive Officer

99.5	Certification of Interim Filings Period by Chief Financial Officer